UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2008

Commission File Number: 001-33602

HLS SYSTEMS INTERNATIONAL, LTD.

(Exact name of registrant as specified in its charter)

10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China, 100096

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Changes in Registrant’s Certifying Accountant.

Due to a recent reorganization by BDO International, BDO Reanda (“BDO Reanda”), the auditors of HLS Systems International, Ltd. (the “Company”) are no longer a part of the BDO International network. In order to assure the continuity of its audit services, effective May 5, 2008, the Company engaged the accounting firm of BDO McCabe Lo Limited (“BDO McCabe”), to take over the audit responsibilities from BDO Reanda. The resignation of BDO Reanda and the appointment of BDO McCabe was approved by the Company’s Board of Directors (the “Board”) following approval by the Company’s Audit Committee.

During the Company’s two most recent fiscal years and any subsequent interim period through to the date of the Company’s engagement of BDO McCabe, neither the Company nor anyone on its behalf, has consulted with BDO McCabe or any other auditor regarding any accounting or audit concerns, including, without limitation, those stated in Item 304(a)(2) of Regulation S-K.

BDO Reanda audited the financial statements of the Company’s wholly owned subsidiary, Gifted Time Holdings Limited (“Gifted Time”), for the fiscal years ended June 30, 2007 and 2006, and reviewed the Companies interim financial statements for the six months ended December 31, 2007. BDO Reanda’s reports on the Gifted Time’s financial statements for the fiscal years ended June 30, 2007 and 2006 or for any subsequent interim period did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years and the subsequent interim periods through to the date of the engagement of BDO McCabe: (1) there were no disagreements between the Company and BDO Reanda on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to BDO Reanda’s satisfaction, would have caused BDO Reanda to make reference to the subject matter of the disagreement in connection with its report; and (2) BDO did not advise the Company of any reportable events of the type described in Item 304(a)(1)(iv)(B) of Regulation S-K.

During the two most recent fiscal years and the subsequent interim periods through to the date of the engagement of BDO McCabe, the Company did not consult BDO McCabe with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that BDO McCabe concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to that Item) or a reportable event (as described in Item 304(a)(1)(iv) of Regulation S-K).

Appointment of New Independent Directors.

On and effective June 2, 2008, the Company appointed Messrs. Jianyun Chai and Qingtai Chen to serve on the Board as “independent directors” of the Company ( the “Independent Directors”), as defined by Rule 4200(a)(15) of the Marketplace Rules of The Nasdaq Stock Market, Inc. (the “Nasdaq Marketplace Rules”). The Company also entered into separate letter agreements with each of the Independent Directors (the “Letter Agreements”), pursuant to which the Company agreed to pay a monthly fee of $2,000 to each of the Independent Directors, as compensation for the services to be provided by them as Independent Directors. In addition, the Company agreed to grant to each of the Independent Directors an option to purchase 30,000 shares of the Company’s common stock, which will vest in equal installments on a quarterly basis over a three-year period beginning on the grant date.

The foregoing summary of the material terms and conditions of the Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the Letter Agreements attached to this report as Exhibit 10.1 and 10.2.

Dr. Jianyun Chai is currently a professor and the head of the Institute of Power Electronic and Electrical Machine System at Tsinghua University in China. Before he joined Tsinghua University as an Associate Professor in 1999, Dr. Chai spent eight years working in the motor and information industries in Japan. Dr. Chai is also a member of various societies and organizations, including the China Renewable Energy Society, the Chinese Society for Electrical Engineering, and the Chinese Wind Energy Association. Dr. Chai received a Bachelors degree and a PhD in Electrical Engineering from Tsinghua University in 1984 and 1989, respectively.

Mr. Qingtai Chen has worked for the Dong Feng Motor Group for over 22 years and served as its General Manager prior to joining the Company. While employed by the Dong Feng Motor Group, Mr. Chen also served in various positions, including as a member of the First Session of the Monetary Policy Committee of the People’s Bank of China, as a deputy director of the State Council Economic and Trade Office, as a deputy director of the State Economic and Trade Commission, and as a deputy director of the Development Research Center of the State Council. Mr. Chen also served from 2000 to 2006 as an independent director of Sinopec Corp. Mr. Chen received his Bachelors of Science degree in power and dynamics engineering from Tsinghua University and has been recognized as a National Excellent Entrepreneur and National Economic Reform Talent in China. Mr. Chen currently serves as a standing member of National Committee of the Chinese People’s Political Consultative Conference and as the Dean of the School of Public Policy and Management at Tsinghua University. He also serves as an independent director for the Bank of Communications, which is listed on both Shanghai Stock Exchange and Hong Kong Stock Exchange, and as an independent director of Mindray Medical International Limited, which is listed on New York Stock Exchange.

There are no arrangements or understandings between any of the Independent Directors and any other persons pursuant to which they were selected as directors. There are no transactions between the Company and any Independent Director that would require disclosure under Item 404(a) of Regulation S-K.

Establishment of Board Committees and Adoption of Committee Charters.

On June 20, 2008, the Board established a Governance and Nominating Committee and appointed the Company's independent directors, Jerry Zhang, Jianyun Chai and Colin Sun as the members of the Governance and Nominating Committee. Jerry Zhang was appointed as the Chair of such committee. In addition, the Board ratified the establishment of the Audit Committee and the Compensation Committee and appointed two additional members to each committee.

The Audit Committee consists of three independent director members, Colin Sung, Qingtai Chen and Jerry Zhang, with Colin Sung serving as the Chair of the Audit Committee, and the Compensation Committee has three independent director members, Jerry Zhang, Jianyun Chai and Colin Sung, with Jerry Zhang serving as its Chair. Copies of the Audit Committee Charter, the Compensation Committee Charter, and the Governance and Nominating Committee Charter are attached to this report as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference. Each committee charter will also be posted on the corporate governance page of the Company's website as soon as practicable.

The Board also confirmed its determination that Mr. Sung possesses accounting or related financial management experience that qualifies him as financially sophisticated within the meaning of Rule 4350(d)(2)(A) of the Marketplace Rules, and that he is an “audit committee financial expert” as defined by the rules and regulations of the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HLS SYSTEMS INTERNATIONAL, LTD.

By:	/s/ Changli Wang
Changli Wang
President and Chief Executive Officer

Date: June 27, 2008

EXHIBIT INDEX

Exhibit	Description

10.1	Letter Agreement between Jianyun Chai and HLS Systems International Ltd., dated June 2, 2008.

10.2	Letter Agreement between Qingtai Chen and HLS Systems International Ltd., dated June 2, 2008.

99.1	HLS Systems International, Ltd. Audit Committee Charter, adopted June 20, 2008.

99.2	HLS Systems International, Ltd. Compensation Committee Charter, adopted June 20, 2008.

99.3	HLS Systems International, Ltd. Governance and Nominating Committee Charter, adopted June 20, 2008.